Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for the periods indicated:

	Three Months ended March 31, 2016	Fiscal Years
		2015	2014	2013	2012	2011
Earnings:
Income (loss) before income taxes	$(9,719)	$(27,176)	$(16,178)	$(11,444)	$(7,484)	$(5,425)

Fixed charges to add to earnings:
Interest expense	244	231	192	452	702	643
Amortization of financing costs	15	61	113	114	100	171
Rent interest factor (1)	122	505	443	218	197	169

Total fixed charges	381	797	748	784	999	983

Earnings before income taxes and fixed charges	$(9,338)	$(26,379)	$(15,430)	$(10,660)	$(6,485)	$(4,442)
Ratio of earnings to fixed charges	N/A	N/A	N/A	N/A	N/A	N/A

Ratio of earnings to fixed charges is not applicable as the Company is deficient in earnings by $9,338, $26,379, $15,430, $10,660, $6,485, and $4,442 for the three months ended March 31, 2016 and fiscal years ending 2015, 2014, 2013, 2012, and 2011, respectively.

(1)	Approximately one-third of rental expense is deemed representative of the interest factor.